SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                   Report for the Month of February, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                             957 Buckingham Avenue
                                    Slough
                                   Berkshire
                                    SL1 4NL
                                    ENGLAND
                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Research Update





                                Xenova Group plc
QLT temporarily suspends new patient accrual in Phase III studies of tariquidar pending planned interim analysis


Data from the previously planned interim analysis to be available by the end of the second quarter


Slough, UK, 21st February, 2003 - Xenova Group plc (NASDAQ NM: XNVA; London Stock Exchange: XEN) today announces that QLT Inc., (Nasdaq: QLTI; TSX: QLT) has today issued the following announcement. A conference call will be held today by QLT at 1.30pm GMT. Details of the call, including replay information, can be found at the end of this announcement.



"Vancouver, Canada-QLT Inc. (NASDAQ: QLTI; TSX: QLT) announced today that enrolment of additional patients in its ongoing Phase III studies of tariquidar in non-small cell lung cancer patients is being suspended for approximately three months pending the completion of the planned interim safety and efficacy analysis by an Independent Data and Safety Monitoring Committee (DSMC).



The DSMC has recommended that accrual to the trials be temporarily halted until all patients currently enrolled have been followed for a minimum of three months and that the patients should continue to be treated and followed according to the protocol. The committee also stated that all data should remain blinded and that the intention of this halt in accrual is to permit, for those patients already entered, acquisition and review of additional data on safety and efficacy. The DSMC concluded that the recommendations above "provided the best opportunity for these trials to remain intact and to serve, in their entirety as pivotal registration trials for regulatory purposes."



The DSMC is an independent panel of experts who are not participating in the studies. The primary responsibility of the DSMC is to oversee the studies and safeguard the interests of current and future participants in these trials. The DSMC has not reviewed any efficacy data for the trials. Accrual in the two Phase III studies had already reached the threshold number of patients required for the three-month interim analysis. The DSMC felt that a review of the patients enrolled to date would be sufficient "to permit an assessment of differences in response rates between the two arms of the trial, and to provide information on short to mid term differences in survival" and to make an initial assessment of therapeutic benefit to potential risk.



About Tariquidar

Enrolment began in June 2002, for the two Phase III clinical trials using tariquidar as an adjunctive treatment in combination with first-line chemotherapy for non-small cell lung cancer (NSCLC) patients. Approximately 1000 patients were to be enrolled in two randomised, multi-centred, placebo-controlled trials using tariquidar in combination with two of the most commonly used chemotherapy regimens (paclitaxel plus carboplatin or vinorelbine alone).



The trials, being conducted at roughly 100 centres located throughout North America and Europe, are designed to demonstrate the ability of tariquidar to enhance the efficacy of chemotherapy agents. This occurs by preventing or overcoming resistance due to overexpression of P-glycoprotein (P-gp), a membrane protein that pumps chemotherapeutic agents out of cancer cells. Overall survival is the primary end-point in both trials. The U.S. Food and Drug Administration
(FDA) has granted fast track review status to tariquidar for the treatment of multi-drug resistance in first-line treatment of NSCLC patients.



Upon successful completion of the Phase III programme, it is anticipated that QLT will file for approval of tariquidar in North America for use in combination with first-line chemotherapy in advanced NSCLC in 2005. NSCLC is the first of several indications for which tariquidar will be investigated. QLT is also continuing its Phase II trial with tariquidar in patients with refractory breast cancer at the University of Texas MD Anderson Cancer Center. Tariquidar was in-licensed from Xenova Group plc (NASDAQ NM: XNVA; London Stock Exchange: XEN) for the development and marketing rights in North America in August 2001.



About QLT

QLT Inc. is a global biopharmaceutical company dedicated to the discovery, development, and commercialization of innovative therapies to treat cancer, eye diseases and immune disorders. Combining expertise in ophthalmology, oncology and photodynamic therapy, QLT has commercialised two products to date, including Visudyne(R) therapy, which is the most successfully launched ophthalmology product ever. For more information, visit our web site at www.qltinc.com



Conference Call Information

QLT Inc. will hold an analyst and institutional investor conference call to discuss this item on Friday, February 21 at 8:30 a.m. EST (5:30 a.m. PST) (1.30 p.m GMT). The call will be broadcast live via the Internet at www.qltinc.com. You can also access this call at 001 416 695 5806. A replay of the call will be available via the Internet and also via telephone at (416) 695-5800, access code 1381104."





                                    - ends -



Contacts:

UK:                                               US:
Xenova Group plc                                  Trout Group/BMC Communications
Tel: +44 (0)1753 706600                           Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer           Press: Brad Miles (Ext 17)
Daniel Abrams, Group Finance Director             Lauren Tortorete (Ext 20)
Hilary Reid Evans, Corporate Communications       Investors: Jonathan Fassberg
                                                  (Ext 16) Lee Stern (Ext 22)


Financial Dynamics                                QLT Inc
Tel: +44 (0)207 831 3113                          Tel: 001 604 707 700
David Yates/Ben Atwell                            Therese Hayes
                                                  Tel: 001 604 788 5144
                                                  Tamara Hicks





Notes to Editors



Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.


For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk



For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialisation of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialise products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialisation activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date February 21, 2003